BRADFORD RODGERS
SVP and Senior Counsel
Writer's Direct Number: (205) 268-1113
Facsimile Number: (205) 268-3597
Toll-Free Number: (800) 627-0220
E-mail: brad.rodgers@protective.com
April 30, 2024
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Protective Life Insurance Company
Post-Effective Amendment No. 2 to Form S-1 Registration Statement
for Market Defender II Annuity Contracts (File No. 333-271426)
Dear Commissioners:
Protective Life Insurance Company (“Protective Life”) transmitted the above-captioned Post-Effective Amendment No. 2 (the “Amendment”) to the Form S-1 Registration Statement (File No. 333-271426) (the “Registration Statement”) for filing with the Securities and Exchange Commission on April 26, 2024. The Amendment relates to certain limited flexible premium deferred index-linked annuity contracts (the “Contracts”) issued by Protective Life and contains all exhibits and other required information.

The Amendment was filed solely for the purpose of correcting the cross-reference to a prior pre-effective amendment filing from which the opinion of counsel as to the legality of the Contracts is incorporated by reference as Exhibit 5 in Item 16 of Part II. The Amendment incorporates by reference the prospectus included in Post-Effective Amendment No. 1 to the Registration Statement filed with the Commission on April 18, 2024 (Accession No. 0001628280-24-016762) (the “Prior Amendment”), which prospectus remains unchanged. The Prior Amendment was not declared effective because it inadvertently incorporated by reference Exhibit 5 from a different registration statement, rather than from Pre-Effective Amendment No. 1 to the Registration Statement.

The Amendment does not reflect any changes to the terms of the Contracts or any material changes to disclosure relating to the Contracts. Protective Life represents that the materiality of the changes from Pre-Effective Amendment No. 1 to the Registration Statement is consistent with the materiality of changes that would otherwise qualify for filing under paragraph (b) of Rule 485 under the Securities Act of 1933 if Form S-1 registration statements were eligible for filing under Rule 485.

We are also submitting requests from Protective Life, the issuer, and Investment Distributors, Inc., the principal underwriter, that the effectiveness of the Amendment be accelerated to May 1, 2024 or a date as soon as practicable thereafter.

If you have any questions or comments about this filing, please contact the undersigned at (205) 268-1113 or our counsel Thomas Bisset at (202) 383-0118.

Very truly yours,
/s/ Bradford Rodgers

Bradford Rodgers
SVP and Senior Counsel

cc:	Thomas Bisset, Esq.